

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 6, 2022

Dale A. Sander
Chief Financial Officer
Humacyte, Inc.
2525 East North Carolina Highway 54
Durham, NC 27713

      Re: Humacyte, Inc.
          Registration Statement on Form S-3
          Filed September 1, 2022
          File No. 333-267222

Dear Mr. Sander:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joshua Gorsky at 202-551-7836 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Life Sciences

cc: Kerry S. Burke